Exhibit 99.4

First Half and Second Quarter 2002 Operating Results Jean-Rene Fourtou Chairman and CEO Jacques Espinasse CFO August 14, 2002

Legal Disclaimer This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that Vivendi Universal will be unable to obtain the referenced bank financing; that Vivendi Universal will be unable to dispose of the referenced assets on commercially acceptable terms or within the referenced time period; that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. 2

Vivendi Universal Financials in French GAAP: Required by COB Simplifies reporting and communication Focus on strategy and operating results Consistent with other European global companies Quarterly reconciliation to US GAAP French GAAP / US GAAP 3

Vivendi Universal First Half and Second Quarter 2002 Results In billions First Half 2002 Actual Pro forma Change % Second Quarter 2002 Actual Pro forma Change % Revenue Total Vivendi Universal &128; 30.0 8% &128; 15.3 5% Greater than 50% owned 10.9 8% 5.8 8% Less than 50% owned 19.1 8% 9.5 4% Operating Income Total Vivendi Universal 2.3 8% 1.4 5% Greater than 50% owned 0.3 -6% 0.4 10% Less than 50% owned 2.0 12% 1.0 4% 4

Vivendi Universal First Half 2002 Consolidated Income Statement 1st Half 2002 Actual 1st Half 2001 Actual Actual % Change Revenue Operating Income Interest Expense Financial Provisions Other Income (expense) Exceptional items Taxes Equity in losses of unconsolidated companies Goodwill amortization Goodwill impairment Minority interest Net income (loss) reported Net income (loss) before GW amortization and non-recurring items &128; 29,990 (674) (3,402) (154) 2,068 (365) (273) (642) (11,000) (154) (12,306) (66) 2,290 &128; 26,443 (625) (128) 287 1,237 (557) (245) (769) (312) (755) 22 295 1,889 13% 8% Ns Ns 67% 21% In millions except per share data EPS in euro (basic share) (&128;11.32) &128;0.02 -34% 11% -17% Ns -80% NS Ns EPS before Goodwill amortization and non-recurring items (&128;0.06) &128;0.27 Weighted Average Common Shares Outstanding 1,086.9 1,081.3 5

Vivendi Universal (in billions) Goodwill Impairment &128;11.0bn - Music 3.5 - Entertainment 2.6 - European T.V. 3.8 - Telecoms and Internet 1.1 Goodwill Impairment 6

Vivendi Universal Debt at June 30, 2002 French GAAP debt approximately &128;35bn (vs. &128;37bn at 12/31/01) 19 billion euros excluding Vivendi Environnement 16 billion euros of Vivendi Environnement (vs. &128;15.7bn at 12/31/01) Debt Targets Reduce debt below &128; 10 billion as soon as possible &128; 10 billion of assets to be sold in 2 years &128; 5 billion of assets will be sold in 9 months Liquidity Update Cash Flow Debt / Liquidity Update 7

Vivendi Universal Reduce debt Improve cash flow and productivity Cut overhead No external acquisitions Full Year 2002 Priorities 8

Vivendi Universal Diageo and Pernod Ricard agreement Update on class action lawsuits Canal+: - Grouping around Canal+ SA French activities of Canal+ Group and StudioCanal and Sogecable - Remaining assets will be retained by Canal+ Group with a view to disposing all or some of them B2B/Health update Proposed Share Cancellation Other Issues 9

Operations First Half and Second Quarter 2002 Details 10

Actual &128; 1,509 1,203 1,776 1,145 40 114 12 5,799 1,729 362 7,451 9,542 Music (92% owned)* Publishing (100% owned)* Vivendi Universal Entertainment (86% owned)* CANAL+ Group & Other (100% owned)* Internet (100% owned)* Vivendi Telecom International (100% owned)* Non Core* Assets >50% Owned Cegetel (SFR 35%/ Cegetel 44% owned)* Maroc Telecom (35% owned)* Environmental Services (63% owned)* Assets <50% Owned Vivendi Universal In millions Actual Pro Forma growth -2% 8% 18% 1% -15% 128% 71% 8% 10% -1% 3% 4% &128; 2,873 2,141 3,151 2,344 87 233 52 10,881 3,442 716 14,951 19,109 Pro Forma growth Vivendi Universal Global 15,341 8% 29,990 5% -4% 5% 21% 5% -2% 140% -9% 8% 14% 2% 7% 8% Second Quarter 2002 First Half 2002 Segment Revenues * The ownership percentages are provided for informational purposes only. Financial information is on a 100% basis. Note: -Vivendi Universal Entertainment was 92% owned until May 7 when USG acquired the entertainment assets of USA Networks. VU's ownership in Vivendi Environnement was 40.8% at July 30, due to Vivendi Environnement's share issuance and sale of shares. 11

Actual &128; 142 119 381 0 (53) 10 (120) (102) 377 388 95 536 1,019 Music Publishing Vivendi Universal Entertainment CANAL+ Group & Other Internet Vivendi Telecom International Non Core Holding Total Owning > 50% Cegetel Maroc Telecom Environmental Services Total Owning < 50% Vivendi Universal Actual Pro Forma growth -14% 5% 60% 100% -2% 233% -471% -4% 10% 19% -27% 2% 4% &128; 169 95 529 (68) (103) 25 (132) (187) 328 747 204 1,011 1,962 Pro Forma growth Vivendi Universal Global 1,396 5% 2,290 8% -28% -20% 36% -31% +6% 1,150% -450% -14% -6% 30% -7% 5% 12% First Half 2002 Second Quarter 2002 Segment Operating Income In millions 12

Music Revenue Operating Income 1H02 -0.04 -0.28 Difficult situation, market decline estimated at 10% Market share worldwide up; US YTD current album market share up to 30.2% vs 27.8% Major releases: Eminem, Nelly, Sheryl Crow, Ashanti, Vanessa Carlton, Musiq, Cam' Ron, Ronan Keating, Paulino Rubio's debut album in English, Japan's Fukuyama, and "O Brother, Where Art Thou?" *Operating income down 45%, excluding sales of investment in MTV Asia and real estate. Decline due to lower margin product mix and increased A&R costs First Half 2002 Pro forma Growth -4% &128;2,873m -28%* &128;169m 13

Publishing Revenue Operating Income Publishing & Education +5% +82% Houghton Mifflin +28% +9% Games +68% 3x VUP ongoing businesses +9% 4x Seasonality Effects: 60% sales in the second half Excluding B2B and Health activities revenues up 9% to &128;1.7bn and operating income increased &128;32mm to &128;43mm Games: growth driven by release of Warcraft III (shipped 3 million units in June and 4.5 million units through the end of July) Publishing and Education: Growth in College, adoption in California, Spain and France Consumer division: soft advertising market B2B and Health: revenue down 8% and operating income down 53% +5% &128;2,141m -20% &128;95m First Half 2002 Pro forma Growth 14 Revenue Operating Income

Vivendi Universal Entertainment Revenue Operating Income 1H02 0.21 0.36 Theatrical releases: A Beautiful Mind (won Best Picture Oscar), Scorpion King and The Bourne Identity Video Releases: A Beautiful Mind, Spy Game, The Fast and The Furious and The Mummy Returns Television revenue up 5%: syndication of "Just Shoot Me" Cable revenues down 13%: weak advertising market Recreation revenue down 7%: declines in Hollywood and Orlando Operating Income growth: Increases in Film and Television +21% &128;3,151m +36% &128;529m First Half 2002 Pro forma Growth 15

Canal+ Group Revenue Operating Income 1H02 0.05 -0.31 Subscriptions up 2% year over year to 16.17 million Digital subscribers grew 19% year over year to 6.5 million Subscriber revenue up, driven by CanalSatellite (+251,000 subscriptions, flat ARPU) and Poland (consolidated for first time) Advertising revenues down due to weak advertising market StudioCanal revenues up due to production in France and distribution Canal+ Group Operating Income down: Soccer cost increase Poland's losses consolidated this year +5% &128;2,344m -31% (&128;68m) First Half 2002 Pro forma Growth 16

Cegetel Revenue Operating Income 1H02 0.14 0.3 Mobile: - Revenues up 12%; Operating Income up 23% - Net additions: 427,000 (including SRR) - Market share up 1.5% point to 34.8% (vs 33.3%) on gross additions - 11% lower acquisition cost - Monthly churn rate 2.2% slightly up Fixed telephony: - Revenue up 31% , local traffic opened to competition 01/02; 26% lower operating losses - 3 million lines +14% &128;3,442m +30% &128;747m First Half 2002 Pro forma Growth 17

Environmental Services Revenue Operating Income 1H02 0.07 0.05 Revenue grew 6% excluding non core assets and adjusting for acquisitions Operating Income increased 8% excluding non core assets Internal revenue growth: - Water: 6% (excluding non core assets) - Waste: 6% - Energy Services: 5% - Transportation: 3% - FCC: 8% +7% &128;14,951m +5% &128;1,011m First Half 2002 Pro forma Growth 18